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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*


                        AUTHENTIC SPECIALTY FOODS, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                  05266E 10 7
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                                 (CUSIP NUMBER)


    Michael J. DiBiase, Esq., c/o Hill, Farrer & Burrill LLP (213) 620-0460
       445 South Figueroa Street, 34th Floor, Los Angeles, CA 90071-1666
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 2, 1997
      --------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     05266E 10 7                                  PAGE   OF    PAGES
                                                               ---  ----
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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ROBERT C. TANKLAGE
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      NOT APPLICABLE                                                   (b) [ ]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

        NOT APPLICABLE
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES CITIZEN
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                      7   SOLE VOTING POWER
                          875,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            875,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      875,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] NOT APPLICABLE
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is filed with respect to the Common Stock of Authentic Specialty Foods, Inc., 1313 Avenue R, Grand Prairie, Texas 75050.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Robert C. Tanklage
         (b) c/o La Victoria Foods, Inc.
             2040 South Sixth Avenue, City of Industry, CA 91746
         (c) President and Chief Executive Officer of La Victoria
             Foods, Inc.
         (d) Not Applicable
         (e) Not Applicable
         (f) United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Tanklage received his shares of Authentic Specialty Foods, Inc. ("ASF") pursuant to that certain Contribution and Exchange Agreement, dated as of June 20, 1997, by and among Mr. Tanklage, TSG2 L.P., TSG2 Management L.L.C., Keith Lively and ASF, (as amended, the "Agreement"). Under the Agreement, Mr. Tanklage contributed 106 shares of Common Stock owned by Mr. Tanklage in La Victoria Foods, Inc. ("La Victoria") to ASF and received in exchange therefor $12,000,000 in cash and 875,000 shares of ASF Common Stock. The exchange closed on September 2, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

         The transactions contemplated in the Agreement were undertaken by Mr. Tanklage to effectuate the transfer of his interest in La Victoria in exchange for cash and securities of ASF as described in "Item 3. Source and Amount of Funds or Other Consideration" above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Tanklage owns 875,000 shares of Common Stock of ASF, which constitute 12.2% of the presently outstanding and issued shares of Common Stock of ASF.

         (b) Mr. Tanklage holds sole voting and dispositive power over all 875,000 shares of Common Stock described in paragraph (a) above.

         (c) See "Item 3. Source and Amount of Funds or other Consideration."

         (d) Not Applicable

         (e) Not Applicable

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the public offering of ASF common stock, Mr. Tanklage agreed with the several underwriters that he would not sell any shares of his ASF common stock for 180 days after the effective date of the registration statement pursuant to which the public offering was effected. See
Exhibit 1 attached hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter Agreement, dated August 15, 1997, among Cruttenden Roth Incorporated, Sutro & Co. Incorporated, Wedbush Morgan Securities Inc., Authentic Specialty Foods, Inc. and Robert C. Tanklage.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of September 10, 1997




                                               ROBERT C. TANKLAGE
                                               --------------------------
                                               Robert C. Tanklage